Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2016 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2016. This announcement, containing the full text of the 2016 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2016 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 24 August 2016 and will be despatched to holders of H shares of the Company as soon as practicable.

IMPORTANT NOTICE

1.	The board of directors of the Company (“the Board”), the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are authentic, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility.

2.	All Directors of the Company attended the meeting of the Board considering this interim report.

3.	The financial statements contained in this interim report have been prepared in accordance with the International Financial Reporting Standards and have not been audited.

4.	Mr. Wu Yong, Chairman of the Board, Mr. Hu Lingling, General Manager, Mr. Tang Xiangdong, Chief Accountant, and Mr. Lin Wensheng, Chief of Finance Department hereby warrant the authenticity, accuracy and completeness of the financial statements contained in this interim report.

5.	The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital during the reporting period.

6.	Declaration of Risks with respect to the forward-looking statements

Forward-looking statements including future plans and development strategies contained in the interim report do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.

7.	Is there any non-regular appropriation of the Company’s fund by its controlling shareholders and their related parties?

No

8.	Is there any violation of the decision-making procedures with respect to the provision of external guarantee by the Company?

No

Contents

Chapter 1	Definitions	04

Chapter 2	Company Profile	06

Chapter 3	Summary of Accounting Data and Financial Indicators	08

Chapter 4	Report of the Board	10

Chapter 5	Matters of Importance	20

Chapter 6	Changes in Shares and Particulars of Shareholders	30

Chapter 7	Directors, Supervisors, Senior Management and Employees	36

Chapter 8	Financial Statements	40

Chapter 9	Documents Available for Inspection	68

Chapter 1

Definitions

1.	DEFINITION

In this interim report, unless the context otherwise requires, the expressions stated below have the following meanings:

the Company, Guangshen Railway	Guangshen Railway Company Limited

reporting period, current period same period last year	6 months from January 1 to June 30, 2016

6 months from January 1 to June 30, 2015

A Share	Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi

H Share	Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong, China and listed on the SEHK for subscription in Hong Kong dollars

ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by depository bank (Trustee) in the United States under the authorization of the Company

CSRC	The China Securities Regulatory Commission

SSE	The Shanghai Stock Exchange

SEHK	The Hong Kong Stock Exchange

NYSE	The New York Stock Exchange

SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

Listing Rules	The listing rules of SEHK and/or the listing rules of SSE (as the case may be)

Articles	The articles of association of Guangshen Railway Company Limited

CRC	China Railway Corporation

GRGC, largest shareholder	Guangzhou Railway (Group) Company

WGPR	Wuhan-Guangzhou Passenger Railway Line Co., Ltd.

GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited

XSR	Xiamen-Shenzhen Railway Company Limited

GSR	Ganzhou-Shaoguan Railway Company Limited

GGR	Guiyang-Guangzhou Railway Company Limited

NGR	Nanning-Guangzhou Railway Company Limited

GEDC	Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company

Yangcheng Railway	Guangzhou Railway Group Yangcheng Railway Enterprise Development Company

Chapter 2

Company Profile

I.	COMPANY INFORMATION

Chinese name
Chinese name abbreviation
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

II.	CONTACT PERSON AND CONTACT INFORMATION

	Company Secretary	Representative of Securities Affairs
Name	Guo Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	BASIC INFORMATION

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Postal Code of Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

IV. PLACE FOR INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk
http://www.gsrc.com
Reserve address of interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China

V.	SHARES INFORMATION OF THE COMPANY

Type of the Shares	Stock Exchange	Stock Short Name	Stock Code
A Share	SSE		601333
H Share	SEHK		00525
ADS	NYSE	—	GSH

VI.	REGISTRATION ALTERATION OF THE COMPANY DURING THE REPORTING PERIOD

Registration Date	19 May 2016
Registration Place	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Cooperate Business License No.	91440300192411663K
Tax Registration No.	91440300192411663K
Organisational No.	91440300192411663K

VII.	OTHER RELEVANT INFORMATION

PRC auditor	Name Office Address	PricewaterhouseCoopers Zhong Tian LLP 11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Zhou Weiran, Hua Jun
International Auditor	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince’s Building, Central, Hong Kong
Legal advisor as to PRC law	Name Office Address	Beijing Grandway Law Office 12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen, China
Legal advisor as to Hong Kong law	Name Office Address	Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong
Legal advisor as to	Name	Shearman & Sterling LLP
United States law	Office Address	12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Registrar for A Share	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai, China
Registrar for H Share	Name Office Address	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, China

Chapter 3

Summary of Accounting Data and Financial Indicators

I.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS

			(Unit: RMB thousand)
	At the end of the reporting period	At the end of last year	Increase/ Decrease compared to the end of last year (%)
Total assets	31,514,010	31,943,272	(1.34)
Net assets (excluding non-controlling interest)	27,577,627	27,462,488	0.42
Net assets per share (RMB)	3.89	3.88	0.26

	Reporting period (From January to June)	Same period last year	Period- on-period increase/ decrease(%)
Total revenue	8,078,603	7,375,231	9.54
Total operating expenses	7,164,911	6,590,226	8.72
Profit from operations	898,839	652,014	37.86
Profit before tax	907,042	653,079	38.89
Consolidated profit attributable to shareholders	681,822	464,737	46.71
Basic earnings per share (RMB/Share)	0.10	0.07	42.86
Earnings per ADS (RMB/Unit)	4.81	3.28	46.65
Net cash generated from operating activities	675,374	1,113,607	(39.35)
Net cash generated from operating activities per share (RMB/Share)	0.10	0.16	(37.50)

II.	DIFFERENCE OF ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS

☐  Applicable  ☒  Not applicable

Chapter 4

Report of the Board

I.	THE BOARD’S DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2016, the operating revenues of the Company were RMB8,079 million, representing an increase of 9.54% from RMB7,375 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB3,639 million, RMB787 million, RMB3,157 million and RMB496 million, respectively, accounting for 45.04%, 9.74%, 39.08% and 6.14% of the total revenues, respectively. Profit from operations was RMB899 million, representing an increase of 37.86% from RMB652 million of the same period last year; consolidated profit attributable to shareholders was RMB682 million, representing an increase of 46.71% from RMB465 million of the same period last year.

(1) Analysis of principal operations

1. Changes in items of financial statements

			(Unit: RMB thousand)
Item	Current period	Same period last year	Change (%)
Operating revenues	8,078,603	7,375,231	9.54
Operating expenses	7,164,911	6,590,226	8.72
Impairment loss	—	94,364	(100.00)
Income tax expenses	227,368	190,199	19.54
Net cash flows from operating activities	675,374	1,113,607	(39.35)
Net cash flows from investing activities	(1,065,991)	(781,847)	Not applicable
Net cash flows from financing activities	—	(126)	Not applicable

2. Revenue

(1) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains (including East Guangzhou- Chaoshan cross-network EMUs), long-distance trains and Through Trains in Hong Kong. As at June 30, 2016, the Company operated a total of 259 pairs of passenger trains on a daily basis according to its train schedule, among which there were 108 pairs of Guangzhou-Shenzhen inter-city express trains (including 8 pairs of East Guangzhou-Chaoshan cross-network EMUs); 13 pairs of Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai- Kowloon Through Trains); and 138 pairs of long-distance trains (including 10 pairs of Guangzhou — Foshan — Zhaoqing inter-city trains and 3 pairs of Guangzhou — Guilin North, Nanning East and Guiyang North cross-network EMUs). The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the current period in comparison with those in the same period last year:

	January – June 2016	January – June 2015	Period-on- period Change (%)
Passenger transportation revenues (RMB)	3,639,009,653	3,486,531,435	4.37
— Guangzhou-Shenzhen inter-city trains	1,152,986,279	1,093,569,623	5.43
— Through Trains	253,119,829	234,751,078	7.82
— Long-distance trains	2,030,884,003	1,968,931,197	3.15
— Other revenues from passenger transportation	202,019,542	189,279,537	6.73
Passenger delivery volume (persons)	42,747,880	43,216,569	(1.08)
— Guangzhou-Shenzhen inter-city trains	17,581,360	17,446,619	0.77
— Through Trains	1,643,915	1,911,044	(13.98)
— Long-distance trains	23,522,605	23,858,906	(1.41)
Total passenger-kilometers
(’00 million passenger-kilometers)	134.68	136.53	(1.36)

•	The increase in passenger transportation revenues was mainly due to: 5 pairs of cross- network EMU trains between Guangzhou east and Chaozhou-Shantou, and 1 pair of long-distance train between Shenzhen to Urumqi having been added during the reporting period, resulting in an increase in passenger transportation revenues.

•	The decrease in passenger delivery volume was mainly due to: (a) the high-speed railway’s diversion effect which has resulted in a continuous decrease of passenger volume in inter-city express trains between Guangzhou east and Shenzhen and long-distance trains; (b) the reducing desire of mainland visitors to travel and purchase in Hong Kong, resulting in a decrease in passenger delivery volume in Through Trains.

(2) Freight Transportation

Freight transportation forms an important part of the Company’s transportation business, which comprises the freight transportation business along the Shenzhen-Guangzhou-Pingshi Railway. The table below displays the current period revenues from freight transportation as compared with the same period last year:

	January – June 2016	January – June 2015	Period-on- Period Change (%)
Freight transportation revenues (RMB)	786,475,500	820,183,548	(4.11)
— Outbound freight	230,782,255	288,564,648	(20.02)
— Inbound freight, including arrival and pass-through freight	495,710,163	449,134,033	10.37
— Other revenues from freight transportation	59,983,082	82,484,867	(27.28)
Tonnage of freight (tonnes)	22,068,303	22,119,731	(0.23)
— Outbound freight	7,136,820	7,768,610	(8.13)
— Inbound freight, including arrival and pass-through freight	14,931,483	14,351,121	4.04
Total tonne-kilometers
(’00 million tonne-kilometers)	45.39	48.44	(6.30)

•	The decrease in freight transportation revenues and freight volume was mainly due to: the structural adjustment in the Pearl River Delta region and the heightened competition in the freight transportation market under the sluggish marco-economy, which has led to a significant drop of the volume of freight transportation through the railway, and hence induced the decrease in the total freight transportation revenues.

(3) Railway network usage and other transportation related services

Railway network usage services provided by the Company include passenger railway network usage services and freight railway network usage services, and other transportation related services mainly include the provision of railway operation services, locomotive and passenger car leasing, passenger service and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation related services for the current period in comparison with those of the same period last year:

	January – June 2016	January – June 2015	Period-on- Period Change (%)
Railway network usage and other transportation related services (RMB)	3,157,193,132	2,591,426,140	21.83
(a) Railway network usage services	1,215,117,847	1,307,920,033	(7.10)
— Passenger railway network usage	1,159,810,407	1,266,508,219	(8.42)
— Freight railway network usage	55,307,440	41,411,814	33.55
(b) Other transportation related services	1,942,075,285	1,283,506,107	51.31
— Railway operation services	1,273,205,000	1,086,449,113	17.19
— Other services	668,870,285	197,056,994	239.43

•	The decrease in the revenue from railway network usage services is mainly due to: a drop in the usage of locomotive towing service during the reporting period, which induced a decrease in the revenue from the locomotive-towing services

•	The increase in revenue from other transportation related services is mainly due to: increases in workload for the railway operations and passenger services that the Company was providing to the railway companies including WGPR, GSHER, XSR, GSR, GGR and NGR during the reporting period.

(4) Other Businesses

The Company’s other businesses include on-board catering services, sales of materials and supplies, leasing, sale of goods and other businesses related to railway transportation. In the first half of 2016, revenues from other businesses of the Company were RMB496 million, representing an increase of 3.95% as compared with RMB477 million of the same period last year.

3. Costs

			(Unit: RMB thousand)
Business Segment	January – June 2016	January – June 2015	Period-on- Period Change (%)
Railway Business	6,665,888	6,139,771	8.57
Other Businesses	499,023	450,455	10.78
Total	7,164,911	6,590,226	8.72

•	The increase in the cost of railway business is mainly due to: (a) an increase in relevant personnel in railway operations and passenger services, and an increase in industry-wide pay level and contribution base of housing provident fund and social security fund, which induced a rise in expenses in wages and welfare; (b) 5 pairs cross-network EMUs between Guangzhou east and Chaozhou- Shantou and 1 pair of long distance trains between Shenzhen and Urumqi having been added, which induced the increase in equipment leasing and service fee, expenses on depletion of resources, water and electricity, as well as the passenger service costs;

•	The increase of cost in other businesses is mainly due to: increases in industry-wide pay level and contribution base of housing provident fund and social security fund, which induced a rise in expenses in wages and welfare.

4. Expenses

				(Unit: RMB thousand)
Impairment loss	—	94,364	(100.00)	Decrease in impairment loss on fixed assets.
Income tax expenses	227,368	190,199	19.54	Total profit for the reporting period increases with the increase of operating revenues.

5. Cash Flow

				(Unit: RMB thousand)
Net cash flow from operating activities	675,374	1,113,607	(39.35)	Increase in trade receivables and decrease in trade payables.
Net cash flow from investment activities	(1,065,991)	(781,847)	Not applicable	Increase in expenses on investment of fixed assets.
Net cash flow from financing activities	—	(126)	Not applicable	—

(2) Analysis on Investment Positions

1. General analysis on investments in external equity interests

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests of other listed companies and non-listed financial enterprises.

(1) Security Investment

☐  Applicable  ☒  Not Applicable

(2) Holdings of Equity Interests in other Listed Companies

☐  Applicable  ☒  Not Applicable

(3) Holdings of Equity Interests in Financial Enterprises

☐  Applicable  ☒  Not Applicable

2. Entrusted investment and derivatives investment by non-financial companies

(1) Entrusted Investment

☐  Applicable  ☒  Not applicable

(2) Entrusted Loans

☐  Applicable  ☒  Not applicable

(3) Other Investment and Derivatives

☐  Applicable  ☒  Not applicable

3. General Use of Raised Proceeds

(1) General usage of the raised proceeds

☐  Applicable  ☒  Not applicable

(2) Usage of raised proceeds for commitment items

☐  Applicable  ☒  Not applicable

(3) Change of usage of raised proceeds

☐  Applicable  ☒  Not applicable

4. Analysis on major subsidiaries and investee companies

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit.

5. Use of non-raised proceeds

☐  Applicable  ☒  Not applicable

During the reporting period, there was no investment project using non-raised proceeds with investment amount exceeding 10% of the Company’s unaudited net assets of the previous year.

II.	OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2016

Looking forward to the second half of 2016, economic and political conditions in both domestic and international sectors will remain versatile, while Chinese economy will still be facing relatively large downward pressure. Meanwhile, the keen competition in the railway passenger transportation market and a weak demand in railway freight transportation market will also affect the operation of the Company to a certain extent. Our core business of passenger transportation and freight transportation may continue to go down, while revenue growth in passenger transportation and freight transportation may be sluggish. Facing the said adverse operating environment, the Company will continue to adhere to the operation objectives confirmed by the Board at the beginning of the year, to forcefully explore the potential of passenger transportation and freight transportation, enhance the quality of transportation services, reinforce its cost and expense control, regulate the Company’s operations management, and focus on the following tasks:

(1)	Passenger transportation: Firstly, utilize the opportunities of summer transportation, Mid-Autumn, National Day and Guangzhou Autumn Fair, conduct passenger stream research, formulate technically reasonable temporary extra train solution, to realise growth in transportation volume and revenue; secondly, as the re-construction of Pinghu Railway Station has been mostly completed, the Company will seek for an earlier commencement of inter-city passenger transportation business at the Pinghu Railway Station when operation safety is assured, exploring a new point of growth for profits; thirdly, speed up large scale construction projects, including the re-construction work between East Guangzhou and Xintang District in Guangshen line III and IV, as well as the Xintang District public transport interchange in East Guangzhou.

(2)	Freight transportation: Firstly, continue to enhance its strategic cooperation with large enterprises, actively launch sales and marketing campaigns for new projects, and follow up the implementation of the agreed transportation volume; secondly, strongly promote turnkey business to acquire more first-hand freight sources; thirdly, continue to develope the new train schedule of “white freight”, strengthen the organization of freight source in existing trains, and promote the efficiency of “white freight” trains.

(3)	Operational management: Firstly, stringently implement the cost budget, deepen the reform of labour production structure and reformation of railway maintenance process and system, and further minimize non-productive expenses; secondly, strengthen the management of funds, improve central arrangement of resources, and enhance utilization effectiveness and efficiency of funds; thirdly, enhance management in the assets such as land and estates to improve asset revenues.

III.	PLANS FOR PROFITS DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

(1) Implementation & Adjustment on Profit Distribution Plans during the Reporting Period

On 26 May 2016, the Company convened its 2015 annual general meeting, in which the plans for 2015 profit distribution were approved, pursuant to which, with the total share capital of 7,083,537,000 shares on 31 December 2015 taken as the basis, the distribution of a final cash dividend of RMB0.08 (tax-included) per share for the year 2015 to the shareholders was approved. The dividends were distributed to shareholders on 25 July 2016. The specific distribution arrangement of the A share dividends was set out in the “Announcement on profit distribution for the year 2015”, which was published by the Company dated 19 July 2016 on the SSE’s website (http://www.sse.com.cn). For the specific distribution arrangement of the H share dividends, please refer to the “Announcement of the Poll Results of the Annual General Meeting held on 26 May 2016” published by the Company on 26 May 2016 on SEHK’s hkexnews website (http://www.hkexnews. hk).

(2) Plans for Profits Distribution or Common Reserve Capitalization planned for the 2016 interim period

Distribution or Capitalization                    No

IV.	OTHER DISCLOSURE

(1) Warning and description of forecast of cumulative net profit (for the period from the beginning of the year to the end of the next reporting period) to be at loss or with significant change as compared with the same period last year

☐  Applicable  ☒  Not applicable

(2) Explanation on accountant’s “non-standard audit report” by the Board and Supervisory Committee

☐  Applicable  ☒  Not applicable

(3) Other Disclosure

1. Changes in Accounting Policy

During the reporting period, the Company had no changes in accounting policies, accounting estimates or auditing method, and there was no correction of material accounting errors of previous periods.

2. Liquidity and source of funding

During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, and payment of taxes, etc. The Company has sufficient cash flow and believes that it has sufficient working capital, bank facilities and other capital sources to meet its operation and development needs.

As at the end of the reporting period, there was no any form of borrowings. Capital commitments and operating commitments of the Company as at the end of the reporting period are set out in Note 16 to the financial statements.

As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits, and the gearing ratio (calculated by total liabilities divided by total assets as at the end of the reporting period) of the Company was 12.56%.

3. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

4. Risk of foreign exchange fluctuations and related hedges

The Company’s exposure to foreign currency risks is mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than denominated in RMB are subject to the risks of foreign exchange fluctuations.

The Company has not used any financial instruments to hedge its foreign currency risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

5. Contingent liabilities

During the reporting period, the Company had no contingent liability.

Chapter 5

Matters of Importance

I.	MAJOR LITIGATION, ARBITRATION AND MATTERS QUESTIONED BY GENERAL MEDIA

☐  Applicable  ☒  Not applicable

II.	BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐  Applicable  ☒  Not applicable

III.	TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISES

☐  Applicable  ☒  Not applicable

IV.	COMPANY’S EQUITY INCENTIVE SCHEME AND ITS IMPACT

☐  Applicable  ☒  Not applicable

V.	MAJOR CONNECTED TRANSACTION

☒  Applicable  ☐  Not applicable

(1) Connected transaction in relation to daily operation

During the reporting period, the related party transactions in relation to daily operation are set out in note 17 of the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transaction) described under Chapter 14A of the Listing Rules of the SEHK, and at the same time constitute related party transactions described under the note 17 to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of the SEHK.

					(Unit: RMB thousand)
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing or settle according to price determined by CRC	760,479
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CRC	Settle according to price determined by CRC	586,618
Subsidiary of GRGC	Subsidiary of the largest shareholder	Provision of service	Railway operation service	Based on agreement according to cost plus pricing	286,870
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sale of goods	Sale of materials and supplies	By consultation according to full cost pricing	6,629
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Apartment leasing and other services	By consultation according to full cost pricing	548
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing or settle according to price determined by CRC	455,179
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Railway network settlement service through CRC	Settle according to price determined by CRC	626,789
GRGC	Largest shareholder	Lease of land	Land leasing service	Based on agreement	27,545
GEDC, Yangcheng Railway	Subsidiary of the largest shareholder	Service received	Integrated transportation service	Based on agreement according to cost plus pricing	5,759
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Repair and maintenance service	By consultation according to full cost pricing	127,123
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement which determines price according to purchase amount plus 0.3%-5% management fee	174,186
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Construction work service	Based on fixed amount approved by national railway work	60,728

(2) Connected transaction in relation to acquisition or disposal of assets

☐  Applicable  ☒  Not applicable

(3) Material connected transactions in relation to joint external investment

☐  Applicable  ☒  Not applicable

(4) Related claims and debts

☒  Applicable  ☐  Not applicable

			(Unit: RMB thousand)
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	9,080	—	9,080
Zengcheng Lihua Stock Company Limited	Controlling Subsidiary	12,310	—	12,310
Total		21,390	—	21,390
Impact of the related claim and debt on the operating results and financial position of the Company		No significant impact

VI.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1) Trust, contracted businesses and leasing affairs

☐  Applicable  ☒  Not applicable

(2) Guarantees

☐  Applicable  ☒  Not applicable

(3) Other Material Contracts or Transactions

During the reporting period, the Company did not enter into any other material contracts or transactions.

VII.	FULFILLMENT OF COMMITMENTS

☒  Applicable  ☐  Not applicable

Commitments made by the listed company, shareholders with shareholdings above 5%, controlling shareholders and de facto controllers during or continued into the reporting period

Commitment related to IPO	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes
	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes

Other Commitments	Other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after the acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes
	Other	GRGC	GRGC has issued a letter of commitment to our Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

VIII.	ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

☒  Applicable  ☐  Not applicable

On May 26, 2016, the Company convened the 2015 Annual General Meeting in which resolutions were passed to duly appoint PricewaterhouseCoopers Zhong Tian LLP as the Company’s auditor in the PRC and PricewaterhouseCoopers as the Company’s international auditor for 2016.

IX.	PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF

☐  Applicable  ☒  Not applicable

X.	CONVERTIBLE COMPANY BOND

☐  Applicable  ☒  Not applicable

XI.	CORPORATE GOVERNANCE

(1) Summary of Corporate Governance

Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of a listed company.

During the reporting period, according to the regulatory requirements in relation to the internal control of listed companies from domestic and overseas securities regulatory bodies, the Company has completed the self-assessment on internal control and relevant auditing for the year of 2015. To satisfy the Company’s requirement of the quality of construction work in the provision of test and refinement service for newly established projects, amendments to the Articles were made and service items of survey, design, construction and maintenance of construction on railways or surrounding areas, were added to the operation scope. To enhance the quality of information disclosure, the Company has established the information disclosure committee, and has made corresponding adjustments to the Management Method of Information Disclosure, expressly defined the composition, scope of duty and mode of operation of the information disclosure committee. Through the above endeavors, we have taken a further step to improve the Company’s corporate governance and internal control system, promoting a sound and sustainable development of the Company.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company.

(2) The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, reports to and gives advice to the Board on a regular basis.

(3) Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board, Mr. Guo Xiangdong, is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2016 interim report (including the unaudited interim financial statements for the 6 months ended June 30, 2016) of the Company has been reviewed by the audit committee.

(4) Remuneration committee

Members of the remuneration committee were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Chen Song (chairman of remuneration committee), Mr. Jia Jianmin and Mr. Wang Yunting.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties.

(5) Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.

As at the end of the reporting period, the Board decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long period of time. According to the requirements of the Company’s Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of a written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for independent Director by way of a written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

(6) Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

(7) Investor relations

The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated Working Rules of Secretary to the Board, Management Method of Information Disclosure and Management System for Investor Relations. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements.

The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders.

1. Information Disclosure

Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and listing rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency.

In the reporting period, the Company timely completed the preparation and disclosure of its 2015 Annual Report, 2015 Report for Self-assessment on Internal Control, 2015 Social Responsibility Report and 2016 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company.

2. Ongoing Communication

On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and convey information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management.

The Company encourages all shareholders to attend the general meetings. The Company had served a notice 45 days prior to the date of the general meeting, and provided the shareholders with any information necessary for them to attend and make decision at the meeting. Each separate matter submitted to the general meeting to consider was put forth respectively as separate resolution. According to the provisions of the Articles of the Company, qualified shareholders of the Company have the right to call general meetings in accordance with the established procedures, propose impromptu motions or collect voting rights from other shareholders. Also, a cumulative voting system is adopted when involving more than 2 candidates for the election of the Directors and the Supervisors by the shareholders. At a general meeting, all attending shareholders are entitled to make enquiries to the Directors and the other management regarding the issues in relation to the resolutions. These arrangements are made to protect the rights of minority shareholders and encourage them to fully express their opinions.

The management of the Company attaches importance to the communication with investors. In commencing investor relation activities, the Company has mainly adopted the following means:

(i) Making the public known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries.

(ii) Properly arranging request of visits and researches from the investors, communicating with the investors with an open-minded attitude, and having built up a direct communication mechanism between investors and the Company.

(iii) Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website.

(iv) The Company timely handled and replied investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors.

3. Shareholder Return

Since its listing, the Company has always been insisting on rendering returns to shareholders and has been distributing annual cash dividends for 20 consecutive years with an aggregate cash dividend payment of approximately RMB10.3billion. The chart of dividend and distribution over the years since the listing of the Company in 1996 is as follows:

			(Unit: RMB)
Year	Earnings per Share	Dividend per Share	Dividend payout ratio (dividend per Share/ earnings per Share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
Total	3.29	1.875	56.99%

XII.	EXPLANATION OF OTHER MATERIAL EVENTS

(1) The Board’s explanation of the reasons and implications for the changes in accounting policies, accounting assumptions and auditing method and its analysis of the effects

☐  Applicable  ☒  Not applicable

(2) The Board’s Analysis and Explanation on the reasons and implications of rectification of material accounting errors of previous accounting periods

☐  Applicable  ☒  Not applicable

(3) Other

During the reporting period, there is no need for the Company to explain any other material event.

Chapter 6

Changes in Share Capital and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1) Changes in share capital

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2) Changes in shares with selling restrictions

☐  Applicable  ☒  Not applicable

II.	PARTICULARS OF SHAREHOLDERS

(1) Number of shareholders

Number of shareholders as at the end of the reporting period (number)	282,748

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) up to the end of the reporting period

						(Unit: share)
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (note)	1,420,393,828	20.05	—	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	164,159,583	2.32	—	Unknown	—	State-owned legal person
Central Huijin Investment Company Limited	85,985,800	1.21	—	Unknown	—	State-owned
						legal person
Kuwait State Investment Bureau — Self fund	41,173,244	0.58	—	Unknown	—	Other
Nationwide Social Security Fund 404 Portfolio	38,343,634	0.54	—	Unknown	—	Other
China Galaxy Securities Co Ltd	35,125,423	0.50	—	Unknown	—	State-owned legal person
The Industrial and Commercial Bank of China Co., Ltd. — Southern Consumption Vitality Flexibly Configured Mixed Initiate Securities Investment Funds	32,142,940	0.45	—	Unknown	—	Other
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	0.43	—	Unknown	—	State-owned legal person
Boshi Fund — Agricultural Bank of China — Boshi CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Dacheng Fund — Agricultural Bank of China — Dacheng CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
ICBC Credit Suisse Fund — Agricultural Bank of China — ICBC Credit Suisse CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Efunds — Agricultural Bank of China — Efunds CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other

Guangzhou Railway (Group) Company	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (note)	1,420,393,828	RMB ordinary shares	10,746,379
		Overseas listed foreign shares	1,409,647,449
China Securities Finance Corporation Limited	164,159,583	RMB ordinary shares	164,159,583
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
Kuwait State Investment Bureau — Self fund	41,173,244	RMB ordinary shares	41,173,244
Nationwide Social Security Fund 404 Portfolio	38,343,634	RMB ordinary shares	38,343,634
China Galaxy Securities Co Ltd	35,125,423	RMB ordinary shares	35,125,423
The Industrial and Commercial Bank of China Co., Ltd. — Southern Consumption Vitality Flexibly Configured Mixed Initiate Securities Investment Funds	32,142,940	RMB ordinary shares	32,142,940
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	RMB ordinary shares	30,781,989
Boshi Fund — Agricultural Bank of China — Boshi CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Dacheng Fund — Agricultural Bank of China — Dacheng CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
ICBC Credit Suisse Fund — Agricultural Bank of China — ICBC Credit Suisse CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Efunds— Agricultural Bank of China — Efunds CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600

Statement regarding connected relationship or concerted action of the above shareholders	The Company is not aware of any of the other shareholders above are connected or acting in concert as defined in “Measures on Administration of Acquisitions of Listed Companies.”

Note:	HKSCC NOMINEES LIMITED represents , holding 10,746,379 A Shares and 1,409,647,449 H Shares of the Company, representing 0.19% of the A Shares and 98.49% of the H Shares in issue of the Company. These shares were held on behalf of various clients respectively.

(3) So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows:

						(Unit: Shares)
Guangzhou Railway (Group) Company	A share	2,629,451,300	(L)	Beneficial owner	46.52(L)	37.12(L)
BlackRock, Inc.	H share	226,210,302	(L)	Corporate interest	15.80(L)	3.19(L)
		5,221,150	(S)	controlled by substantial shareholder	0.36(S)	0.07(S)
FIL Limited	H share	172,784,000	(L)	Investment manager	12.07(L)	2.44(L)
BlackRock Global Funds	H share	171,113,000	(L)	Beneficial owner	11.96(L)	2.42(L)

Note:	The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool.

(4) Strategic Investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares

☐  Applicable  ☒  Not applicable

III.	CHANGES IN LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐  Applicable  ☒  Not applicable

IV.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

V.	PUBLIC FLOAT

As at the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VI.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VII.	PRE-EMPTIVE RIGHT

Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

VIII.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities.

Chapter 7

Directors, Supervisors, Senior Management and Employees

I.	CHANGES IN SHAREHOLDINGS

(1) Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐  Applicable  ☒  Not applicable

(2) Granting of share options to Directors, Supervisors, and senior management (current and resigned during the reporting period)

☐  Applicable  ☒  Not applicable

II.	CHANGES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

☒  Applicable  ☐  Not applicable

Hu Lingling	Executive Director, member of remuneration committee Election	Being Elected
Shen Yi	Executive Director, member of remuneration committee Retirement Age

Hu Lingling, male, born in November 1963, joined the company in December 2015 and is an executive Director, a member of remuneration committee and a general manager of the Company. Mr. Hu is a graduate with a bachelor degree and is an engineer. Mr. Hu has been working in this industry since 1985 and has obtained 30 years’ experience in the railway transportation industry. He had served successively as the deputy chief engineer and the deputy station master of Shaoguan Station (now, Shaoguan East Station) of former Yangcheng Company of GRGC, the deputy chief engineer and the deputy general manager of former Yangcheng Company of GRGC and the director of the transportation department of GRGC between 1985 and 2003. Mr. Hu was the deputy general manager of GRGC and the Director of the Company from July 2003 to March 2006. He had worked in the global business department in the headquarters of International Union of Railways in Paris, France from March 2006 to February 2012 and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited from February 2012 to December 2015 and he served as the general manager of the Company since December 2015.

Apart from the above disclosed, Mr. Hu Lingling (i) is not related to other Directors, Supervisors, senior management, substantial shareholders or controlling shareholder; (ii) does not hold interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Part XV of the SFO, (iii) possesses no other major appointment or professional qualification, and (iv) did not hold any directorship in other listed public companies in the past three years, the securities of which are listed on any securities market in Hong Kong or overseas.

The term of office for Mr. Hu Lingling is the remaining term of the seventh session of the Board. To fulfill the requirement of the Company’s remuneration package for the seventh session of the Board, Mr. Hu Lingling shall not receive any remuneration, but will be entitled to an annual allowance of RMB18,000.

III.	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

IV.	INFORMATION OF EMPLOYEES

(1) Number of employees

As at the end of the reporting period, the Company has a total of 43,563 employees, representing a decrease of 261 employees compared with 43,824 employees as at last year’s end. The major reason for such decrease is the natural wastage due to employees reaching their retirement and resignation, etc..

(2) Remuneration policy

The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.

During the reporting period, the total wages and benefits paid by the Company to its employees is RMB2,887 million.

(3) Training Plan

The Company currently has 132 occupational education management personnel. Training mainly includes training on post standardization, adaptability and continuing education. During the first half of 2016, a total of 406,867 persons participated in trainings, and the expense for training is RMB10.98 million.

(4) Employee insurance and benefits plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

Chapter 8

Financial Statements

INTERIM CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2016

	Note	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000
		(Unaudited)	(Audited)
ASSETS
Non-current assets
Fixed assets	7	22,801,363	24,073,759
Construction-in-progress	7	582,420	569,573
Prepayments for fixed assets and construction-in-progress		65,931	46,546
Leasehold land payments		1,646,957	948,526
Goodwill		281,255	281,255
Investments in associates		174,845	168,711
Deferred tax assets		96,076	93,249
Long-term prepaid expenses		8,934	14,485
Available-for-sale investments		53,826	53,826
Long-term receivable		31,811	30,804

		25,743,418	26,280,734

Current assets
Materials and supplies		305,208	307,056
Trade receivables	8	3,370,988	2,886,066
Prepayments and other receivables		157,610	142,613
Short-term deposits		106,600	106,000
Cash and cash equivalents		1,830,186	2,220,803

		5,770,592	5,662,538

Total assets		31,514,010	31,943,272

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,562,738	11,562,738
Other reserves		2,708,543	2,708,543
Retained earnings		6,222,809	6,107,670

		27,577,627	27,462,488
Non-controlling interests		(20,374)	(18,226)

Total equity		27,557,253	27,444,262

INTERIM CONSOLIDATED BALANCE SHEET (Continued)

AS AT 30 JUNE 2016

	Note	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000
		(Unaudited)	(Audited)
LIABILITIES
Non-current liabilities
Deferred tax liabilities		70,337	71,376
Deferred income related to government grants		108,745	103,985

		179,082	175,361

Current liabilities
Trade payables	11	961,228	1,105,291
Payables for fixed assets and construction-in-progress		691,145	1,425,998
Dividends payable		580,999	14,318
Income tax payable		130,516	313,656
Accruals and other payables		1,413,787	1,464,386

		3,777,675	4,323,649

Total liabilities		3,956,757	4,499,010

Total equity and liabilities		31,514,010	31,943,272

The accompanying notes on pages 46 to 67 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2016

Revenue from railroad businesses
Passenger		3,639,010	3,486,531
Freight		786,475	820,184
Railway network usage and other transportation related services		3,157,193	2,591,426

		7,582,678	6,898,141

Revenue from other businesses		495,925	477,090

Total revenue	6	8,078,603	7,375,231
Operating expenses
Railroad businesses		(6,665,888)	(6,139,771)
Other businesses		(499,023)	(450,455)

Total operating expenses		(7,164,911)	(6,590,226)
Impairment loss		—	(94,364)
Other expense and other losses — net		(14,853)	(38,627)

Profit from operations		898,839	652,014
Finance costs		2,069	(71)
Share of results of associates		6,134	1,136

Profit before income tax		907,042	653,079
Income tax expense	13	(227,368)	(190,199)

Profit for the period		679,674	462,880

Other comprehensive income		—	—

NTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (Continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

Total comprehensive income for the period, net of tax		679,674	462,880

Profit attributable to:
Equity holders of the Company		681,822	464,737
Non-controlling interests		(2,148)	(1,857)

		679,674	462,880

Total comprehensive income attributable to:
Equity holders of the Company		681,822	464,737
Non-controlling interests		(2,148)	(1,857)

		679,674	462,880

Earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	14	RMB0.10	RMB0.07
Dividends	15	—	—

The accompanying notes on pages 46 to 67 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2016

Balance at 1 January 2016	7,083,537	11,562,738	2,404,484	304,059	—	6,107,670	27,462,488	(18,226)	27,444,262

Total comprehensive income	—	—	—	—	—	681,822	681,822	(2,148)	679,674
Special reserve-Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	102,396	(102,396)	—	—	—
Utilisation	—	—	—	—	(102,396)	102,396	—	—	—
Dividends relating to 2015	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at 30 June 2016	7,083,537	11,562,738	2,404,484	304,059	—	6,222,809	27,577,627	(20,374)	27,557,253

Balance at 1 January 2015	7,083,537	11,562,738	2,292,724	304,059	—	5,502,785	26,745,843	40,617	26,786,460

Total comprehensive income	—	—	—	—	—	464,737	464,737	(1,857)	462,880

Business combination	—	—	—	—	—	—	—	(49,902)	(49,902)
Special reserve-Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	96,430	(96,430)	—	—	—
Utilisation	—	—	—	—	(96,430)	96,430	—	—	—
Dividends relating to 2014	—	—	—	—	—	(354,177)	(354,177)	(1,427)	(355,604)

Balance at 30 June 2015	7,083,537	11,562,738	2,292,724	304,059	—	5,613,345	26,856,403	(12,569)	26,843,834

The accompanying notes on pages 46 to 67 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

INTERIM CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2016

Cash flows from operating activities
Cash generated from operations	1,089,747	1,331,609
Income tax paid	(414,373)	(218,002)

Net cash generated from operating activities	675,374	1,113,607

Cash flows from investing activities
Proceeds from disposal of fixed assets, leasehold land	59	225
Government grants received	4,541	—
Interest received	872	1,540
Increase in short-term deposits with maturities more than three months, net	(600)	—
Payments for acquisition of fixed assets and construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(1,070,863)	(716,280)
Payment for business combination, net of cash acquired	—	(48,222)
Capital injection in an associate	—	(19,110)

Net cash (used in) investing activities	(1,065,991)	(781,847)

Cash flows from financing activities
Dividends paid to the Company’s shareholders	—	(126)

Net increase in cash and cash equivalents	(390,617)	331,634

Cash and cash equivalents at beginning of the period	2,220,803	1,665,057

Cash and cash equivalents at end of the period	1,830,186	1,996,691

The accompanying notes on pages 46 to 67 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Hu Lingling
Director	Director

Notes to the Interim Condensed

Consolidated Financial Information

For the six months ended 30 June 2016

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR will be transferred to the Ministry of Transport and a newly established National Railway Bureau. The business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will also be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC.

1.	GENERAL INFORMATION (continued)

The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056.

The interim condensed consolidated financial information were authorised for issue by the board of directors of the Company on 24 August 2016.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

The following is a list of the principal subsidiaries at 30 June 2016:

Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Shenzhen Nantie Construction Supervision Company Limited	China, limited liability company	Supervision of construction projects in PRC	67.46%	76.66%	23.34%
Shenzhen Railway Property Management Company Limited	China, limited liability company	Property management in PRC	—	100%	—
Shenzhen Shenhuasheng Storage and Transportation Company Limited	China, limited liability company	Warehousing, freight transport and packing agency services	41.50%	100%	—

1.	GENERAL INFORMATION (continued)

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	—	100%	—
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Zengcheng Lihua Stock Company Limited	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%

As at 30 June 2016, the non-wholly owned subsidiaries are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed.

This interim condensed consolidated financial information was approved for issue on 24 August 2016.

This interim condensed consolidated financial information has not been audited.

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2016 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’. The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and the disclosure requirements of The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance. The interim condensed consolidated financial information have been prepared under the historical cost convention.

3.	ACCOUNTING POLICIES

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2015, as described in those annual financial statements except for the adoption of amendments to IFRSs effective for the financial year ending 31 December 2016.

(a)	Amendments to IFRSs effective for the financial year ending 31 December 2016 do not have a material impact on the Group.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(b)	The following new and amended standards that have been and are not effective for the financial year ending 31 December 2016 and have not been early adopted:

Effective for annual periods beginning on or after
Amendments to IAS 7	Statement of cash flows	1 January 2017
Amendments to IFRS 12	Income taxes	1 January 2017
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
IFRS 9	Financial instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 16	Leases	1 January 2019

The directors of the Company are in the process of making an assessment of the impact of these new and amended/revised standards and amendments to the financial statements of the Group.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

(c)	Fair value estimation

According to IFRS 13 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2016, the Group did not have any financial instruments that were measured at fair value.

5.	ESTIMATES

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2015.

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

6.	SEGMENT INFORMATION (continued)

The segment results for the six months ended 30 June 2016 and 30 June 2015 are as follows:

Segment revenue
— Railroad Businesses	7,582,678	6,898,141	—	—	—	—	7,582,678	6,898,141
— Other Businesses	269,397	277,706	246,264	215,727	(19,736)	(16,343)	495,925	477,090

Total revenue	7,852,075	7,175,847	246,264	215,727	(19,736)	(16,343)	8,078,603	7,375,231

Segment result	902,064	693,324	8,388	(36,693)	(3,410)	(3,552)	907,042	653,079

Finance costs	2,159	12	(90)	(83)	—	—	2,069	(71)
Share of results of associates	6,134	1,136	—	—	—	—	6,134	1,136
Depreciation	711,278	716,810	3,683	3,988	—	—	714,961	720,798
Amortisation of leasehold land payments	10,534	8,974	5,665	4,810	—	—	16,199	13,784
Amortisation of long-term prepaid expenses	5,399	6,913	163	163	—	—	5,562	7,076
Impairment of fixed assets	—	80,393	—	—	—	—	—	80,393
Impairment of materials and supplies	—	11,328	—	—	—	—	—	11,328
Loss arising from business combination	—	—	—	45,073	—	—	—	45,073
Provision of impairment of receivables	—	2,643	—	—	—	—	—	2,643

6.	SEGMENT INFORMATION (continued)

The segment results for the six months ended 30 June 2016 and 30 June 2015 are as follows: (continued)

A reconciliation of segment result to profit for the period is provided as follows:

Segment result	902,064	693,324	8,388	(36,693)	(3,410)	(3,552)	907,042	653,079
Income tax expense	(224,234)	(177,397)	(3,134)	(12,802)	—	—	(227,368)	(190,199)

Profit/(Loss) for the year	677,830	515,927	5,254	(49,495)	(3,410)	(3,552)	679,674	462,880

Total segment assets	31,108,962	31,554,271	599,355	595,173	(194,307)	(206,172)	31,514,010	31,943,272

Total segment assets include:
Investments in associates	174,845	168,711	—	—	—	—	174,845	168,711
Additions to non-current assets (other than financial instruments and deferred tax assets)	216,694	1,625,915	864	363,926	—	—	217,558	1,989,841
Total segment liabilities	3,509,545	4,066,001	587,228	578,754	(140,016)	(145,745)	3,956,757	4,499,010

6.	SEGMENT INFORMATION (continued)

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

Revenues of approximately RMB1,638,896,000 (for the six months ended 30 June 2015: RMB1,036,097,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

Opening net book amount as at 1 January	24,643,332	24,580,644
Additions	198,162	226,423
Reclassifications to leasehold land payments	(714,630)	—
Disposal	(28,120)	(24,899)
Impairment	—	(80,393)
Depreciation	(714,961)	(720,798)

Closing net book amount as at 30 June	23,383,783	23,980,977

As at 30 June 2016, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,673,951,000 (31 December 2015: RMB1,753,314,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

As at 30 June 2016, fixed assets of the Group with an aggregate net book value of approximately RMB108,872,000 (31 December 2015: RMB100,888,000) had been fully depreciated but they were still in use.

8.	TRADE RECEIVABLES

Trade receivables	3,379,251	2,894,461
Including: receivables from related parties	1,148,189	862,199
Less: Provision for doubtful accounts	(8,263)	(8,395)

	3,370,988	2,886,066

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

Within 1 year	2,306,885	2,190,263
Over 1 year but within 2 years	521,784	547,527
Over 2 years but within 3 years	480,586	133,764
Over 3 years	69,996	22,907

	3,379,251	2,894,461

9.	SHARE CAPITAL

As at 30 June 2016 and 31 December 2015, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share:

Listed shares
— H Shares	1,431,300
— A Shares	5,652,237

7,083,537

There has been no movement of the authorised, issued and fully paid share capital during the period.

10.	EMPLOYEE BENEFITS OBLIGATIONS

Retirement benefits obligations	11,235	13,380
Less: current portion included in accruals and other payables	(11,235)	(13,380)

	—	—

10.	EMPLOYEE BENEFITS OBLIGATIONS (continued)

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to market yields when the liability was recognised at the inception date on high quality investments in the PRC.

The movement in the employee benefits obligations during the period is as follows:

At 1 January	13,380	44,928
Unwinding of interest	—	113
Payments	(2,145)	(16,214)

At 30 June	11,235	28,827

11.	TRADE PAYABLES

The aging analysis of trade payables based on the contracted payment date was as follows:

Within 1 year	817,529	939,640
Over 1 year but within 2 years	113,864	138,648
Over 2 years but within 3 years	11,588	9,545
Over 3 years	18,247	17,458

	961,228	1,105,291

12.	OPERATING PROFIT

The following items of unusual nature, size or incidence have been charged to the operating profit during the period:

Loss on disposal of fixed assets — net	(22,874)	(20,305)
Impairment loss on fixed assets (a)	—	(80,393)
Impairment loss on materials and supplies	—	(11,328)
Impairment loss on receivables	—	(2,643)

(a)	In 2015, the management of the Company made impairment loss of RMB80,393,000 against the carrying amounts of certain locomotives, which had ceased to be deployed for commercial operations due to technological changes and developments. The impairment loss reflects the portion of their carrying amounts in excess of their assessed recoverable amounts.

13.	INCOME TAX EXPENSE

An analysis of the current period taxation charges is as follows:

Current income tax	231,234	197,154
Deferred income tax	(3,866)	(6,955)

	227,368	190,199

14.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2016 attributable to shareholders of RMB681,822,000 (2015: RMB464,737,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2015: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted earnings per share amount is the same as the basic earnings per share.

15.	DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2016.

In May 2016, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2015, totalling RMB566,682,900 (2015: RMB354,176,850), and it was approved by shareholders in the Annual General Meeting on 26 May 2016.

There was no interim dividend for the six months ended 30 June 2016 (2015: nil) proposed by the board of directors on 24 August 2016.

16.	COMMITMENTS

(a)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount capped at not exceeding RMB74,000,000 per year. For the six months ended 30 June 2016, the related lease rental paid and payable was 27,545,000 RMB (2015: RMB27,545,000).

(b)	Capital commitments

As at 30 June 2016, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

Authorised but not contracted for	1,346,019	1,967,894

Contracted but not provided for	926,029	304,199

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Company. The related financing would be from self-generated operating cash flows and bank facilities.

17.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Statements, for the six months ended 30 June 2016, the Group had the following material transactions undertaken with related parties:

Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	760,479	265,685
Revenue collected by CRC for railway network usageand related services provided to Guangzhou Railway Group and its subsidiaries (ii)	586,618	531,623
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	286,870	219,846

	1,633,967	1,017,154

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	6,629	18,340
Provision of apartment leasing services to Guangzhou Railway Group and its subsidiaries (iv)	548	603

	7,177	18,943

Services received and purchases made
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	455,179	406,026
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	626,789	604,984
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 16)	27,545	27,545

	1,109,513	1,038,555

17.	RELATED PARTY TRANSACTIONS (continued)

(a)	Save as disclosed in other notes to the Financial Statements, for the six months ended 30 June 2016, the Group had the following material transactions undertaken with related parties (continued):

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	5,759	9,040
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	127,123	212,847
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	174,186	160,352
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	60,728	25,493

	367,796	407,732

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.
(vi)	Based on construction amounts determined under the national railway engineering guidelines.

17.	RELATED PARTY TRANSACTIONS (continued)

(b)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB1,145,938 for the six months ended 30 June 2016 (2015: RMB1,264,552).

(c)	As at 30 June 2016, the Group had the following material balances maintained with related parties:

Trade receivables	1,148,189	862,199
— Guangzhou Railway Group (i)	150,606	96,314
— Subsidiaries of Guangzhou Railway Group (i)	997,583	765,885
Prepayments and other receivables	11,160	7,788
— Guangzhou Railway Group	82	6,011
— Subsidiaries of Guangzhou Railway Group	10,992	1,777
— Associates	86	—
Prepayments for fixed assets and construction-in-progress	4,138	1,092
— Guangzhou Railway Group	—	1,092
— Subsidiaries of Guangzhou Railway Group	4,138	—
Trade payables	427,169	431,650
— Guangzhou Railway Group (i)	21,555	24,467
— Subsidiaries of Guangzhou Railway Group (ii)	364,604	366,015
— Associates	41,010	41,168
Payables for fixed assets and construction-in-progress	116,141	185,339
— Guangzhou Railway Group	7,733	18,829
— Subsidiaries of Guangzhou Railway Group	88,855	128,871
— Associates	19,553	37,639
Accruals and other payables	406,168	399,634
— Guangzhou Railway Group	3,225	1,891
— Subsidiaries of Guangzhou Railway Group (iii)	401,790	396,590
— Associates (iv)	1,153	1,153
Dividends payable	210,356	—
— Guangzhou Railway Group	210,356	—

17.	RELATED PARTY TRANSACTIONS (continued)

(c)	As at 30 June 2016, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As at 30 June 2016, all the balances maintained with related parties were unsecured, non- interest bearing and were repayable on demand.

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions undertaken with CRC, the Company also voluntarily discloses the transactions undertaken with CRC Group in 2016 and 2015. Unless otherwise specified, the transactions disclosed below have excluded the transactions undertaken with Guangzhou Railway Group and its subsidiaries disclosed in Note 17.

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were previously executed by MOR have been transferred to CRC. As at 30 June 2016, the cooperation mode and pricing model did not change.

(a)	Save as disclosed in other notes to the financial statements, for the six months ended 30 June 2016, the Group had the following material transactions undertaken with the CRC Group:

	2016 RMB’000 (Unaudited)	2015 RMB’000 (Unaudited)
Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	6,162	1,615
Revenue collected by CRC for services provided to CRC Group (ii)	628,500	776,297
Revenue from railway operation service provided to CRC Group (iii)	775,870	647,793

	1,410,532	1,425,705

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	140,688	126,703
Sales of materials and supplies to CRC Group (iv)	1,471	8,432
Provision of leasing services to CRC Group (iv)	170	47

	142,329	135,182

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

(a)	Save as disclosed in other notes to the financial statements, for the six months ended 30 June 2016, the Group had the following material transactions undertaken with the CRC Group (continued) :

Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)	120,019	142,583
Cost settled by CRC for services provided by CRC Group (ii)	743,208	648,572

	863,227	791,155

Other services
Provision of repair and maintenance services by CRC Group (iv)	2,595	5,250
Purchase of materials and supplies from CRC Group (v)	1,801	22,997
Provision of construction services by CRC Group (vi)	—	7,320

	4,396	35,567

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.
(vi)	Based on construction amounts determined under the national railway engineering guidelines.

18.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued)

(b)	Revenue collected and settled through the CRC:

	2016 RMB’000 (Unaudited)	2015 RMB’000 (Unaudited)
— Passenger transportation	3,436,990	3,297,252
— Freight transportation	495,710	371,123
— Luggage and parcel	33,695	44,628

	3,966,395	3,713,003

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems.

(c)	Balances due from/to CRC Group:

As at 30 June 2016 and 31 December 2015, the Group had the following material balances with CRC and its subsidiaries:

Due from CRC Group
— Trade receivables	961,206	897,030
— Prepayments and other receivables	9,375	6,700

Due to CRC Group
— Trade payables	62,939	62,709
— Other payables	17,612	19,968

19.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.

Chapter 9

Documents Available for Inspection

Documents Available for	(1) Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;
Inspection	(2) All the original of files and announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Securities Daily during the reporting period;
(3) Interim reports published on the Hong Kong securities market. The documents are placed at the Secretariat to the Board.

Chairman of the Board: Wu Yong

Date of Approval from the Board: 24 August 2016

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC, 24 August 2016

As at the date of this announcement, the Board comprises:

Executive Directors

Wu Yong

Hu Lingling Luo

Qing

Non-executive Directors

Sun Jing

Yu Zhiming Chen

Jianping

Independent Non-executive Directors

Chen Song Jia

Jianmin

Wang Yunting